October 21, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Ann Nguyen Parker, Branch Chief

Re:    Wave Uranium Holding
Amendment No.1 to Schedule 14C
Filed October 7, 2008 (File No. 0-52854)

Ladies and Gentlemen:

On behalf of Wave Uranium Holding (“WAVU” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of October 17, 2008.

Preliminary Information Statement on Schedule 14C

SEC Comment

1.  We note your response to prior comment 2. Please add to the table on page 2 disclosure regardingthe number of shares that may be issued if you were to obtain equity financing of approximately$300,000 to 500,000, based on the current trading price of your common stock and taking into account the reverse stock split. Discuss the possible dilutive effect of the financing to your current shareholders.

Response:

The information statement has been revised to include the information requested by the Staff. Please see page 2.

Beneficial Ownership of Securities and Security Ownership of Management, page 5

2.  We note your response to prior comment 6 and reissue the comment. Given that the 4.99%restriction on the number of shares that may be owned by Mitch Levine is contractual, the Staffviews Mr. Levine as the owner of the total number of shares of common stock into which the convertible debenture or warrants may be converted or exercised, assuming full conversion or exercise. Please revise the beneficial owners table here and in your Form S-1 to accurately reflect Mr. Levine’s beneficial ownership. Also confirm the filing of a Form 13D that accurately reflects Mr. Levine’s beneficial ownership.

Response:

Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and generally includes voting and investment powers. Under Rule 13d-3(d), a beneficial owner of a security includes a person who “has the right to acquire beneficial ownership of such security, as defined in Rule 13d-3(a) within 60 days, including but not limited to any right to acquire: (a) Through the exercise of any option, warrant or right; (b) Through the conversion of a security, …”

Pursuant to Section 4(c) of the debentures issued to Enable Growth Partners LP, Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LLC, Ena (as filed with the SEC as an exhibit to the Company’s 8K filed on March 26, 2008), the debentures may not be converted to the extent such conversion would result in the holder and its affiliates owning more than 4.99% of the Company’s outstanding common stock. The holder can increase or decrease the beneficial ownership cap to an amount greater or lesser than 4.99% (provided that the beneficial ownership limitation cannot be increased to an amount greater than 9.99%) only upon 61 days written notice to the Company, and such notice will not be effective until the 61st day after such notice is delivered to the Company. Section 2(d) of the warrants, also filed as an exhibit to the Company’s 8-K filed on March 26, 2008, contains a corresponding beneficial ownership limitation.

It is well established case law that such restrictions, if binding, are legally effective to limit beneficial ownership under Rule 13d-3.  See, e.g., Levy v. Southbrook International Investments, Ltd., 263 F.3d 10, 12 (2nd Cir. 2001) (“We conclude that where a binding conversion cap denies the investor the right to acquire more than 10% of the underlying equity securities of an issuer, at any one time, the investor is not, by virtue of his or her ownership of convertible securities, the beneficial owner of more than 10% of those equity securities within the meaning of Rule 13d(3)(a) and 13d-3(1)(i).”). See also Global Intellicom, Inc. v. Thomson Kernaghan Co., 1999 WL 544708 at *16 (S.D.N.Y. July 27, 1999) (“JNC has undertaken not to convert in excess of the 4.99%. It may only do so on 75 days notice, greater than the 60 day requirement for ‘presently convertible’ in Rule 13d-3(1)(i). As such, it is not presently a beneficial owner in excess of 5% of Global common stock.”)

The court in Levy based its conclusion upon an amicus brief submitted by the Securities and Exchange Commission. Id. at 16. As the court explained, “According to the SEC, a holder of convertible securities that is subject to a binding conversion cap is not a more than 10% beneficial owner of the underlying equity securities.” Id. at  15.

The SEC concluded in its amicus brief submitted to the court in Levy that, “Where a binding conversion cap denies an investor the right to acquire more than 10% of the underlying equity securities of an issuer, the investor is not, by virtue of his or her ownership of convertible securities, the beneficial owner of more than 10% of those equity securities.” 2001 WL 34120374 at *14.

The SEC did not take a position in Levy as to whether the conversion cap was binding and hence legally effective to limit the holder’s beneficial ownership under Rule 13d-3. See Id. at *24. The court in Levy concluded that the cap was binding and hence legally effective. See Levy at 12.

The SEC stated in its amicus brief that

such provisions must be examined on a case-by-case basis to determine whether they arebinding and valid. Factors that may indicate that a conversion cap is illusory include whether the cap:

* is easily waivable by the parties (particularly the holder of the convertible securities);
* lacks an enforcement mechanism;
* has not been adhered to in practice; or
* can be avoided by transferring the securities to an affiliate of the holder.

Factors that indicate that a cap is binding include whether it:

* is provided in the certificate of designation or the issuer’s governing instruments;
* reflects limitations established by another regulatory scheme applicable to the issuer; or
* is the product of bona fide negotiations between the parties.

2001 WL 34120374 at *24-25 (emphasis in original). Applying these factors to the debentures and warrants issued by WAVU shows that the caps are not illusory but rather are binding.

Under Section 4(c) of the debentures and 2(d) of the warrants issued by WAVU, the conversion and exercise caps are not waivable by the parties, except upon 61 days written notice by the holder (and can only be increased up to 9.99%). The caps have been adhered to. The caps cannot be avoided by transferring the securities to an affiliate of the holder, as under Section 4c of the debentures, and section 2(d) of the warrants, the cap applies to the aggregate of the shares beneficially owned by the holder and its affiliates.

Furthermore, Section 4(c) of the debentures contains provisions “to ensure compliance with this restriction” such as a mechanism for the determination by the holder of the number of shares of common stock outstanding for purposes of the cap. Section 2(d) of the warrants contains a corresponding mechanism. The presence of “a means of ensuring compliance with the cap”, Levy at 18, indicates that the cap is binding. See Id. at 18.

Further, the caps are the product of bona fide negotiations between the parties.

Because the caps are included in debentures and warrants rather than in shares of preferred stock, there is no certificate of designation applicable to the caps, and the caps did not affect the Company’s governing instruments. The issuance by the Company of debentures and warrants rather than preferred stock reflects the form of the financing negotiated between the parties; it does not affect the binding effect of the caps. For example, the court in Global Intellicom found that a conversion cap contained in a convertible debenture was binding and hence legally effective to limit beneficial ownership. See Global Intellicom at *16.

Because the caps in the warrants and debentures issued by WAVU are binding, the beneficial ownership of the holders is limited to under 5% and the holders need not be included in the beneficial ownership table.

Very Truly Yours,
/s/ Jeff Cahlon

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